Exhibit 99.1

LIGHTSPEED ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING IN THE UNITED STATES

Subordinate voting shares to begin trading on the New York Stock Exchange

Montreal, QC (September 10, 2020) – Lightspeed POS Inc. (“Lightspeed” or the “Company”) (TSX: LSPD) today announced the pricing of its previously-announced marketed public offering of subordinate voting shares in the United States and Canada. The underwriters have agreed to purchase, at a price of US$30.50 per share, an aggregate of 10,000,000 subordinate voting shares from the Company and 1,650,000 subordinate voting shares from Caisse de dépôt et placement du Québec (“Caisse”), for aggregate gross proceeds to the Company of US$305,000,000 and to Caisse of US$50,325,000.

The subordinate voting shares of the Company are expected to begin trading on the New York Stock Exchange under the symbol “LSPD” on September 11, 2020, and will continue to trade on the Toronto Stock Exchange under the symbol “LSPD”. The offering is expected to close on September 15, 2020, subject to customary closing conditions.

The offering is being conducted through a syndicate of underwriters led by Morgan Stanley, Barclays and BMO Capital Markets, as joint lead book-running managers, with BofA Securities and RBC Capital Markets as joint-bookrunners, and CIBC Capital Markets, KeyBanc Capital Markets, Raymond James, Scotiabank, TD Securities, and Truist Securities as co-managers.

Lightspeed and certain members of the Company’s management including Dax Dasilva have also granted the Underwriters an over-allotment option, exercisable for a period of 30 days from the date of the closing of the offering, to purchase up to 1,747,500 additional subordinate voting shares, representing in the aggregate 15% of the total number of subordinate voting shares to be sold pursuant to the offering. Lightspeed will not receive any of the proceeds of the sale of subordinate voting shares by the selling shareholders.

The Company currently expects that the net proceeds of the offering will be used primarily to strengthen the Company’s financial position and allow it to pursue its growth strategies.

In connection with the offering, Lightspeed has filed a preliminary prospectus supplement and will file a final prospectus supplement to its second amended and restated short form base shelf prospectus dated September 2, 2020. The preliminary prospectus supplement was filed, and the final prospectus supplement will be filed, with the securities regulatory authorities in each of the provinces and territories of Canada as well as with the U.S. Securities and Exchange Commission (SEC) as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The public offering is being made in Canada only by means of the base shelf prospectus and applicable prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and applicable prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of the final prospectus supplement will be filed on SEDAR, and on EDGAR as part of an amended registration statement on Form F-10/A. Copies of all such documents may also be obtained from any of the following sources: Morgan Stanley, Attn: Prospectus Department - 180 Varick Street, 2nd Floor - New York, NY 10014; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: Barclaysprospectus@broadridge.com; and BMO Capital Markets, Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, telephone: (800) 414-3627, email: bmoprospectus@bmo.com; or, with respect to the offering in Canada, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, telephone: (905) 791-3151 Ext. 4312, email: torbramwarehouse@datagroup.ca.

Prospective investors should read the base shelf prospectus and the prospectus supplement as well as the registration statement before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the subordinate voting shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Lightspeed

Lightspeed (TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Forward-Looking Statements

This press release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the proposed offering, the listing of the subordinate voting shares of the Company on the New York Stock Exchange, closing of the offering and the intended use of proceeds thereof.

Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in the offering documents relating to the offering. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed’s subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Readers cannot be assured that the offering discussed above will be completed on the terms described above, or at all. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Chris Mammone
The Blueshirt Group
investorrelations@lightspeedhq.com

Brandon Nussey Chief Financial Officer Brandon.Nussey@lightspeedhq.com	Source: Lightspeed POS Inc.